ITEM 77D

POLICIES WITH RESPECT TO SECURITY INVESTMENTS

On May 14, 2012, the Board of Trustees of the Trust (the “Board”) determined that it was in the best interest of the Beck, Mack & Oliver Global Equity Fund (the “Fund”) to modify the Fund’s principal investment strategy and to change the Fund’s name as described below. These changes were effective on August 1, 2012.

The Fund changed it’s name to Beck, Mack & Oliver Global Fund and eliminated the Fund’s 80% investment policy.